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                                                                    EXHIBIT 99.6

FOR IMMEDIATE RELEASE

Contact:    Gerald D. Stethem
            Senior Vice President & Chief Financial Officer
            NCS HealthCare, Inc.
            216-378-6808


             NCS HEALTHCARE WITHDRAWS GENESIS MERGER RECOMMENDATION

Beachwood, Ohio - (October 22, 2002) NCS HealthCare, Inc. (NCSS.OB) announced today that its board of directors, after careful consideration, has withdrawn its recommendation that stockholders vote in favor of NCS's pending merger with Genesis Health Ventures, Inc. (NASDAQ: GHVI). Based on the $13.05 per share closing price of Genesis common stock on October 21, 2002, the consideration to be received by NCS stockholders in the Genesis merger has a value of approximately $1.30 per share.

The NCS board's determination came in response to an October 6, 2002 proposal from Omnicare, Inc. (NYSE: OCR) in which Omnicare irrevocably committed itself to a transaction with NCS pursuant to which Omnicare would acquire all of the outstanding NCS Class A and Class B shares at a price of $3.50 per share in cash.

NCS does not have the right to terminate its July 28, 2002 merger agreement with Genesis, and NCS is required to submit the Genesis merger agreement for stockholder approval notwithstanding the NCS board's withdrawal of its recommendation. By virtue of voting agreements entered into in connection with the Genesis transaction, NCS believes that Genesis has sufficient voting power to approve the Genesis merger. However, both the Genesis merger agreement and the voting agreements are the subject of pending litigation in the Delaware courts, and the court may determine that one or both of these arrangements are unenforceable.

The NCS board said it will continue to evaluate events and circumstances as they develop and will update its recommendation prior to the time that proxy materials relating to the Genesis merger are mailed to NCS stockholders.

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NCS HealthCare, Inc. is a leading provider of pharmaceutical and related services to long-term care facilities, including skilled nursing centers, assisted living facilities and hospitals. NCS serves approximately 201,000 residents of long-term care facilities in 33 states and manages hospital pharmacies in 14 states.

In connection with the upcoming special meeting of stockholders relating to NCS HealthCare's proposed merger with Genesis Health Ventures, Inc. and a pending tender offer from Omnicare, Inc., NCS HealthCare, Inc. has filed certain materials with the Securities and Exchange Commission, including a preliminary proxy statement and a Solicitation/Recommendation Statement on Schedule 14D-9. SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials, as well as other materials filed with the Securities and Exchange Commission concerning NCS HealthCare, Inc., at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from NCS HealthCare, Inc. by directing a request to NCS HealthCare, Inc. at 3201 Enterprise Parkway, Suite 220, Beachwood, Ohio 44122; Attn: Investor Relations. NCS HealthCare, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company's stockholders with respect to the special meeting described above. Information concerning such participants is contained in NCS HealthCare's preliminary proxy statement relating to the proposed merger with Genesis Health Ventures, Inc.



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